Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of	% of Voting
	Incorporation or	Securities held at
Name of Corporation	Organization	December 31, 2007

Consolidated subsidiaries:
Ti-Pro, LLC	Nevada	82%
TMCA International, Inc.	Delaware	100%
TIMET Bermuda Limited	Bermuda	100%
TIMET UK Holding Company Limited	United Kingdom	100%
Loterios SpA	Italy	100%
TIMET UK Limited	United Kingdom	100%
Titanium MC Limited	United Kingdom	100%
TIMET UK (Export) Limited	United Kingdom	100%
TIMET Europe Limited	United Kingdom	100%
TIMET Savoie, SA	France	70%
TIMET Germany, GmbH	Germany	100%
Titanium Hearth Technologies, Inc.	Delaware	100%
TIMET Millbury Corporation	Oregon	100%
TIMET Castings Corporation	Delaware	100%
TIMET Finance Management Company	Delaware	100%
TIMET UK Finance Management Company Limited	United Kingdom	100%
TIMET UK Finance Company Limited	United Kingdom	100%
TIMET Real Estate Corporation	Colorado	100%
TIMET Asia, Inc.	Delaware	100%
631996 N.B. Limited	Canada	100%